

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Mr. David A. Caron
Vice President and Principal Accounting Officer
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086

  Re: Maxim Integrated Products, Inc.
    Form 10-K for fiscal year ended June 26, 2010
    Filed August 19, 2010
    File No. 001-34192

Dear Mr. Caron:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Signatures</u>

1. We note your response to prior comment 1 and your amended Form 10-K filed November 30, 2010. Please confirm that your future applicable filings will have your principal financial officer and your principal accounting officer or controller sign the form <u>below</u> the text on page 87 of your Form 10-K filed August 19, 2010.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3637 with any questions.


Sincerely,

Jay Mumford
Senior Attorney


cc (fax): Edwin B. Medlin
     Vice President of Administration, General Counsel